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                                                                 EXHIBIT (a)(98)

           ATTORNEY GENERAL JIM PETRO JOINS FIGHT TO PREVENT MONOPOLY

                                  APRIL 9, 2004

COLUMBUS - Attorney General Jim Petro has joined the Department of Justice and nine other states to ensure a competitive market for businesses and government agencies that purchase financial management and human resources software by blocking Oracle from its hostile takeover of PeopleSoft Inc. By blocking this merger, taxpayer dollars will be protected by preserving competition in this important market.

"The proposed acquisition of PeopleSoft by Oracle would substantially lessen competition in this market, and would thus result in higher prices, less innovation and reduced customer support," said Attorney General Jim Petro.

Oracle Corp. and PeopleSoft Inc. are two of the nation's leading providers of human resource and financial management enterprise software applications. Enterprise software - often referred to as Enterprise Resource Planning (ERP) systems - is a term used to describe computer application programs designed for and used by various enterprises (including large businesses, governmental units or other institutions with thousands of employees). Depending on the particular module, ERP systems handle everything from back-end management functions to interaction with parties outside the organization.

The state believes that PeopleSoft and Oracle, in addition to SAP (a German corporation) are, by far, the leaders in the ERP market. Thus, merging two of the three leaders would seriously undermine the competitive market.

TIMELINE:

June 9, 2003: Oracle launched a hostile takeover of rival software company PeopleSoft. The states, in coordination with the DOJ, have been investigating this transaction since the proposed transaction was announced. The cash tender offer is estimated to have a value of more than $7 billion.

Feb. 26, 2004: The DOJ and seven states (Texas, Hawaii, Maryland, Massachusetts, Minnesota, New York and North Dakota) filed a complaint in U.S District Court for the Northern District of California, San Francisco division, seeking to challenge the proposed transaction of Oracle and PeopleSoft Inc.

April 7, 2004: A Motion to file an amended complaint was filed. If the court approves the motion, the amended complaint will add the plaintiff states of Michigan, Ohio and Connecticut.

June 7, 2004: Trial is set to begin.

FOR ADDITIONAL INFORMATION ON THIS PRESS RELEASE:

CONTACT:         Michelle Gatchell, Attorney General's Office, at (614) 466-3840